Common Stock Offering
May 18, 2009
Filed pursuant to Rule 433
Registration No. 333-157882
State Street has filed a registration statement (including a prospectus) with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents State Street has filed with the SEC for more complete information about State Street and the offerings. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the prospectus may be obtained from Goldman,
Sachs & Co. toll free at (866) 471-2526, or Morgan Stanley & Co. Incorporated, toll free at (866) 718-1649.
This announcement does not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Forward-Looking Statements
This presentation contains forward-looking statements as defined by United States securities laws, including statements about State Street’s goals and expectations regarding its business, financial condition, results of operations and strategies, the financial and market outlook, governmental and regulatory initiatives and developments and the business environment. These statements are not guarantees of future performance, are inherently uncertain, are based on assumptions that are difficult to predict and involve a number of risks and uncertainties.
Therefore, actual outcomes and results may differ materially from what is expressed in those statements, and those statements should not be relied upon as representing State Street's expectations or beliefs as of any date subsequent to the date of this presentation.
Important factors that may affect future results and outcomes include, but are not limited to:  global financial market disruptions and the current worldwide economic recession, and monetary and other governmental actions designed to address such disruptions and recession in the U.S. and internationally; the impact of our consolidation for financial reporting purposes, effective as of May 15, 2009, of the asset-backed commercial paper conduits that we administer, including the possible increase in the volatility of our net interest revenue, changes in the composition of the assets on our consolidated balance sheet and the possibility that we may be required to change the manner in which we fund those assets; the financial strength and continuing viability of the counterparties with which we or our clients do business and with which we have investment or financial exposure; the liquidity of the U.S. and international securities markets, particularly the markets for fixed-income securities, and the liquidity requirements of our customers; the credit quality and credit agency ratings of the securities in our investment securities portfolio, a deterioration or downgrade of which could lead to other-than-temporary impairment of the respective securities and the recognition of an impairment loss; the maintenance of credit agency ratings for our debt obligations as well as the level of credibility of credit agency ratings; the possibility of our customers incurring substantial losses in investment pools where we act as agent, and the possibility of further general reductions in the valuation of assets; our ability to attract deposits and other low-cost, short-term funding; potential changes to the competitive environment, including changes due to the effects of consolidation, extensive and changing government regulation and perceptions of State Street as a suitable service provider or counterparty; the level and volatility of interest rates and the performance and volatility of securities, credit, currency and other markets in the
U.S. and internationally; our ability to measure the fair value of the investment securities on our consolidated balance sheet; the results of litigation, government investigations and similar disputes and, in particular, the effect of current or potential proceedings concerning State Street Global Advisors’, or SSgA’s, active fixed-income strategies and other investment products, and the enactment of legislation and changes in regulation and enforcement that impact us and our customers; adverse publicity or other reputational harm; our ability to pursue acquisitions, strategic alliances and divestures, finance future business acquisitions and obtain regulatory approvals and consents for acquisitions; the performance and demand for the products and services we offer, including the level and timing of withdrawals from our collective investment products; our ability to continue to grow revenue, attract highly skilled people, control expenses and attract the capital necessary to achieve our business goals and comply with regulatory requirements; our ability to control operating risks, information technology systems risks and outsourcing risks, the possibility of errors in the quantitative models we use to manage our business and the possibility that our controls will fail or be circumvented; the potential for new products and services to impose additional costs on us and expose us to increased operational risk, and our ability to protect our intellectual property rights; changes in government regulation or new legislation, which may increase our costs, expose us to risk related to compliance or impact our customers; restrictions and limitations associated with our participation in the U.S. Treasury’s TARP capital purchase program and our ability to repurchase the preferred stock and warrants issued by us under that program; changes in accounting standards and practices; and changes in tax legislation and in the interpretation of existing tax laws by U.S. and non-U.S. tax authorities that impact the amount of taxes due.
Other important factors that could cause actual results to differ materially from those indicated by any forward-looking statements are set forth in State Street's 2008 Annual Report on Form
10-K and its subsequent SEC filings, including, in particular, its Current Report on Form 8-K dated May 18, 2009. State Street encourages investors to read these filings, particularly the sections on Risk Factors, and its subsequent SEC filings for additional information with respect to any forward-looking statements and prior to making any investment decision. The forward-
looking statements contained in this presentation speak only as of May 18, 2009, and State Street does not undertake efforts to revise those forward-looking statements to reflect events after that date.

The Offering
POSITIONS STATE STREET TO REDEEM TARP PREFERRED INVESTMENT
> State Street Corporation
Issuer
> NYSE: STT Symbol
> 60 days (Company, Executive Officers, Directors²) Lock-up
> Planned repurchase of $2.0 billion of TARP preferred plus related warrants, subject to regulatory approval; general corporate purposes
Use of Proceeds
> May 18, 2009
Anticipated
Pricing
> 15%
Over-allotment
Option
>
$1.5 billion of common stock¹
Offering
Size
Bookrunners
> Goldman Sachs, Morgan Stanley
Additional
Actions
> Intend to offer benchmark-size holding-company non-guaranteed senior notes
> Elected to take steps resulting in consolidation of ABCP conduits as of May
15, 2009
1 Amount excludes over-allotment option.
2 One Director is not standing for reelection at the May 20, 2009 Annual Meeting and will not be subject to lock-up.

Capital Plan
STRATEGIC RATIONALE AND KEY CONSIDERATIONS
> Decisive, strategic capital action positions State Street for continued growth
> Today’s common stock offering further enhances State Street’s already strong capital position
– SCAP Stress Test confirmed strength of capital position
– Capital ratios in line with or in excess of trust-bank peers
– Accelerates achievement of TCE Improvement Plan
> Proactive consolidation of the conduit assets eliminates related uncertainty and simplifies financial reporting
> Operating earnings¹ expectation of $4.25 - $4.50 per share for 2009 after the offerings and conduit consolidation
> Positions us to repay the TARP preferred stock and repurchase related warrants, subject to regulatory approval
¹ More fully described on page 19.

Capital Strength
CAPITAL RAISE ACCELERATES TCE IMPROVEMENT
1.2%
0.8%
4.1%
2.2%
(0.1) %
0.0%
1.0%
2.0%
3.0%
4.0%
5.0%
3/31/09
Adjusted
For Conduit
Consolidation
Conduit Change in
Unrealized Loss
between 3/31/09
and 5/15/09
Capital
Raise
Estimated
2Q 2009
Capital
Generation¹
6/30/09
Estimate¹
The ratio of tangible common equity to adjusted tangible assets, or TCE ratio, as used by State Street, is calculated by dividing total consolidated common shareholders’ equity by consolidated total assets, after reducing both amounts by goodwill and other intangible assets net of related deferred taxes.  Consolidated total assets reflected in the TCE ratio also exclude commercial paper purchased under the
Federal Reserve’s AMLF and cash balances on deposit at the Federal Reserve and other central banks in excess of required reserves.  Assumptions used in forecasting TCE are described on pages 6 and 13. TCE ratio is a non-GAAP financial measure.  See Appendix for a reconciliation of tangible common equity and adjusted tangible assets to the most directly comparable GAAP measures.
¹
Assumptions used in the “Estimated 2Q 2009 Capital Generation” are set forth on page 13.  See also page 6 for 6/30/09 estimate assumptions.

Financial Impact
KEY RATIOS¹ ARE MATERIALLY ABOVE “WELL CAPITALIZED” STANDARDS
6/30/09
Estimate including
TARP Repayment²
6/30/09
Estimate²
3/31/09
Adjusted for
Conduit Consolidation
4.1%
11.2%
15.5%
16.8%
“Well
Capitalized”
12.8% 13.2% 6% Tier 1 Capital
4.0%
10.9%
14.1%
4%
10%
2.2% TCE
9.0% Tier 1 Common
1
14.6% Total Capital
Fed stress
test metrics
6
1
Total risk-based capital, or total capital, and tier 1 risk-based capital, or tier 1 capital, ratios are calculated in accordance with applicable bank regulatory requirements and, as permitted, exclude the impact of commercial paper purchased under the AMLF.  Stated ratios for “well capitalized” for total capital and tier 1 capital represent required minimum ratios for treatment as “well capitalized” under applicable bank regulatory requirements.  Tier 1 common risk-based, or tier 1 common, ratio is calculated by dividing (a) tier 1 capital less non-common elements including qualifying perpetual preferred stock, qualifying minority interest in subsidiaries and qualifying trust preferred securities, by (b) risk-weighted assets, which assets are calculated in accordance with applicable bank regulatory requirements.  The stated
minimum ratio for “well capitalized” for tier 1 common represents the targeted ratio as of 12/31/10 set by SCAP to determine the desired capital buffer in the stress test’s “more adverse” scenario.  See page 12 for additional information about the SCAP stress test.  The TCE ratio is described on page 5.
2
As applicable, 6/30/09 estimates reflect consolidation of all four State-Street administered ABCP conduits effective, and with estimated fair value as of, 5/15/09 with total conduit assets of $22.7B, an assumed capital raise of $1.5B common stock and $750M senior debt and other assumptions, including no repurchase of TARP securities (unless otherwise indicated), prepayment rates for investment portfolio securities consistent with management expectations at 5/15/09 (assumes average prepayments between CPR 8 – 12), fair value of investment portfolio securities at 5/15/09, financial performance consistent with page 19 and maintaining current $0.01 per quarter common stock dividend rate.

Conduit Consolidation

Conduit Consolidation
STRATEGIC RATIONALE AND KEY CONSIDERATIONS
Effective as of May 15, 2009
One-time after-tax extraordinary loss of $3.7 billion related to recognition of unrealized mark-to-
market (MTM) losses on the conduit assets
Based upon its’ credit assessment of the conduit assets, State Street expects a vast majority of the after-tax loss to accrete back through interest revenue over the life of the conduit assets
We expect approximately $475 million pre-tax to accrete back through interest revenue in 2009 based on management’s current prepayment assumptions
Stress test, rating agencies and many market participants already view TCE ratio assuming consolidation
81% of consolidated portfolio is rated AAA or AA, compared to 83% for the unconsolidated investment portfolio at 5/15/09
Asset class percentages similar pre- and post-consolidation
Adequate liquidity to support assets and increased flexibility in funding sources for conduit assets
Simplifies reporting and communication requirements
>
>
>
>
>
>
>
>
–

> Effective May 15, 2009, the four-asset backed commercial paper conduits State Street administers were consolidated onto its balance sheet
– As of 3/31/09, book value of $22.5 billion, after-tax unrealized loss of $(3.6) billion
– As of 5/15/09, book value of $22.7 billion, after-tax unrealized loss of $(3.7) billion prior to consolidation
3.4 Years 3.1 years Weighted-Average Life
Credit Ratings
AAA
AA
A
BBB
<BBB
Asset Size
($ in billions)
69%
12%
7%
4%
8%
72%
11%
5%
3%
9%
$89.6¹
$75.5
Portfolio as of 5/15/09
Adjusted for Consolidation
Investment Portfolio
as of 5/15/09
1 Amounts, percentages and weighted-average life under “Portfolio as of 5/15/09 Adjusted for Consolidation” are calculated using fair market value of conduit assets as of 5/15/09 and exclude $2.5 billion of conduit loans.  At 5/15/09, the fair value of these loans approximated their face values, and no allowance for loan losses was considered necessary.
> Consolidation does not affect the unrealized loss position of consolidated investment portfolio
– As of 3/31/09, the after-tax unrealized loss was $(5.9) billion
– As of 5/15/09, the after-tax unrealized loss was $(5.3) billion
Conduit Consolidation
CREDIT QUALITY OF INVESTMENT PORTFOLIO SUBSTANTIALLY UNCHANGED

Govt / Agency
15%
ABS²
49%
MBS³
22%
CMBS
4%
Corporate
Bonds
3%
Muni. Bonds /
Other
7%
Govt / Agency
19%
ABS²
39%
MBS³
25%
CMBS
5%
Corporate
Bonds
3%
Muni. Bonds /
Other
9%
Conduit Consolidation
MINIMAL IMPACT ON COMPOSITION OF INVESTMENT PORTFOLIO AS OF 5/15/09
$75.5 billion
1
Amounts and percentages under “Consolidated Investment Portfolio” are calculated using fair market value of conduit assets as of 5/15/09 and exclude $2.5 billion of conduit loans at fair value, and therefore no allowance for loan losses was considered necessary.
2
Asset-backed securities includes Student Loans, Credit Cards, Auto/Equipment, Foreign RMBS, CLOs, Sub-Prime, HELOC and Other.
3
Mortgage-backed securities includes Agency, Alt-A and Non-Agency Prime.
$89.6 billion
Stand-alone Investment Portfolio Consolidated Investment Portfolio¹

Capital Strength

SCAP Stress Test Results
SUPERVISORY RATIOS MORE THAN TWO TIMES THE MINIMUMS AFTER CONSOLIDATION
Passed
Stress Test
with More
Than Twice
the Minimum
Capital
Needed
Under the
“More
Adverse”
Scenario
Tier 1 Capital
Tier 1 Common
SCAP-required
6% Minimum
SCAP-required
4% Minimum
The stress test methodology under the SCAP assumed a stressed economic and market environment in 2009 and 2010 and projected losses that would be incurred and financial resources that would be available to offset those losses if that economic scenario were to occur. The data in the table have been prepared in accordance with the assumptions and methodologies required by SCAP and are intended to provide some guidance under those assumptions and methodologies as to our ratios projected by the stress test as of the dates indicated.  The Federal Reserve in its announcement only published these ratios as of December 31, 2008.  This data does not reflect State Street’s outlook for 2009 or 2010 and is not intended as a representation of future performance or financial condition.  The stress test’s “baseline” scenario, which included a decline in GDP of -2.0% in 2009 and an increase of 2.1% in 2010; civilian unemployment of 8.4% in 2009 and 8.8% in 2010; and house price declines of
-14% during 2009 and -4% in 2010; The stress test’s “more adverse” scenario included a decline in GDP of -3.3% in 2009 and an increase of 0.5% in 2010; civilian unemployment of 8.9% in 2009 and
10.3% in 2010; and house price declines of -22% during 2009 and -7% in 2010;both of these scenarios are described in detail in The Supervisory Capital Assessment Program; Design and Implementation
released by the Board of Governors for the Federal Reserve Board on April 24, 2009.  Minimum SCAP-required ratios represent targeted ratios set by SCAP supervisors to determine the desired capital buffer in the stress test’s “more adverse” scenario.
15.4%
20.2%
12.4%
20.2%
0%
5%
10%
15%
20%
25%
Q4 2008A Q4 2010E
"Baseline"
"More Adverse"
11.8%
15.5%
9.1%
15.5%
0%
5%
10%
15%
20%
25%
Q4 2008A Q4 2010E
SCAP Stressed Scenario
> Stress testing assumed conduit consolidation

The Offering
ACCELERATES ACHIEVEMENT OF TCE IMPROVEMENT PLAN
+0bps +0bps +18bps
4
+31bps
Price improvement
5.96%
+0bps
+51bps
(2)bps
+0bps
+39bps
+8bps
5.00%
Q4
5.00%
+0bps
+41bps
(4)bps
+0bps
+41bps
+8bps
4.14%
Q3
4.14%
+124bps
+31bps
(22)bps
+4bps
+29bps
+8bps
2.22%
Q2
2.22%
+0bps
+28bps
+15bps
+  7bps
+14bps
+ 8bps
1.19%
Q1
TCE estimates¹ assume adjustments based on
the following:
TCE at end of period
Common Equity Raise
Organic capital generation³
Other changes in balance sheet size
Conduit securities paying down / maturing
Portfolio securities paying down / maturing
Dividend Reduction
TCE at beginning of period
Expected Quarterly
Impacts on TCE
2
result in ratio of
5.96% at 12/31/09
13
1
  Estimates of State Street Corporation’s TCE ratio assume consolidation of all four State Street-sponsored ABCP conduits effective, and with estimated fair value as of, 5/15/09 with total conduit assets of $22.7 billion (except for Q1 2009 for which estimates are as of 3/31/09, with total conduit assets of $22.5 billion), an assumed capital raise of $1.5B common stock and $750M senior debt and other assumptions, including no repurchase of TARP securities, prepayment rates for investment portfolio securities consistent with management expectations at 5/15/09 (assumes average prepayments between CPR 8 – 12), fair value of investment portfolio securities at 5/15/09, financial performance consistent with operating outlook described on page 19 and maintaining current $0.01 per share quarterly common stock dividend rate. Pre-payment rates of securities will vary from rates contemplated within assumptions, based on changes in economic and market conditions and other factors.
2
  The TCE ratio is described on page 5.
3
  Consists of Net Income Available to Common plus employee stock compensation, currency translation and amortization of intangibles less common dividends.
4
  Reflects mark-to-market improvements through 5/15/09; assumed to remain flat for the rest of the quarter.

Business Update

Business Update
SIGNIFICANT GLOBAL TRENDS AND INITIATIVES
>
Global economy slowly beginning to repair
– Well-positioned to leverage recovery in equity markets
>
Strong industry-leading global footprint with ongoing expansion opportunities
– Target to achieve 50% of total revenue from non-US sources over time
>
Large opportunities to cross sell to existing customers
– Revenue from existing customers expected to track historic average of 75% of total incremental annual revenue
>
Pipeline is strong with opportunities to service large global investment managers
>
Cross-border asset flows expected to increase

Continuing Momentum
GAINING MARKET POSITION – WINS IN 2008
>
$1.7 trillion in new business wins
including:
– Lazard Asset Management
– Illinois State Teachers
– UK Pension Protection Fund
– Columbia Management
– Apostle Asset Management
– Hartford Insurance Group of
Canada
Investment Servicing
>
$198 billion gross new asset
wins including:
– CalPERS
– AP4 Swedish Pension Fund
– Lincoln Financial Group
– Met Life
– London Borough of Hillingdon
– University Superannuation scheme
Investment Management

> Alternative Investments
– Hedge fund administration
– #2 in world*: $252 billion in assets under administration as of 3/31/09
– Hedge Funds moving to independent administration
– Private Equity Administration
– $138 billion in assets under administration as of 3/31/09
> Outsourcing
– #1 in world**: $4.7 trillion in middle-office assets under administration as of
3/31/09
– Industry-leading solution for major global investment managers
Investment Servicing
STRATEGIC OVERVIEW
Key Customer
Drivers
*Source: HFM Hedge Fund Administration Survey 12/08.  ** Source: Greensted Report, 1/09.
> Flight to quality and safety (Deposits more than doubled as of 12/31/08 compared to 12/31/07)
> Cost pressures on asset managers and asset owners
> Heightened regulatory environment
> Growing need for transparency, risk management and compliance
Growth
Opportunities

> Cash Investment Management
– Leading manager with $487 billion in AUM as of 3/31/09
– Diverse product set creates opportunities in global markets
> ETFs
– Strong SPDR brand awareness; #2 in the world* with $140 billion in AUM as of 3/31/09
– Increasingly important component of asset allocation strategies
> Defined Contribution
– Building on strong DB and recordkeeping relationships
– Move towards passive and plan simplification
> De-risking worldwide; flight to passive and broader benchmarks
> Need for a trusted, strategic partner
> Focus on pension funding levels; asset allocation decisions
> Asset growth rate of DC/IRA bigger than DB
Investment Management
STRATEGIC OVERVIEW
Key Customer
Drivers
Growth
Opportunities
*Source: Pensions and Investments Magazine, March 23, 2009.

Operating Outlook
OUTLOOK FOR 2009
>
Operating EPS¹ expected to be between $4.25 and $4.50 due to:
– Current operating environment marginally weaker than we originally believed
– Discount accretion of $0.75 per share from the conduit assets offset by:
– Impact of share and debt issuance
– Contemplates re-establishing a reserve for discretionary incentive compensation in the second half of 2009, subject to company performance
>
After consolidation, operating revenue expected to decline approximately
12% versus 2008
>
After consolidation, ROE now expected to be approximately 17%
¹ Operating EPS, as defined by management, excludes the after-tax impact of net interest revenue associated with participation in the Federal
Reserve Bank of Boston's AMLF; merger and integration costs associated with the July 2007 acquisition of Investors Financial; and the extraordinary loss recorded in connection with consolidation of the conduits.

Capital Plan
SUMMARY
>
The Offering
– Operating EPS forecast for 2009 of $4.25 - $4.50 post-offering and post-consolidation
– Well-positioned to repay TARP CPP as evidenced by stress test results
– Accelerates achievement of TCE improvement plan
– Additional capital will help enhance future growth opportunities
>
Proactive Conduit Consolidation
– Reduces complexity associated with off–balance sheet assets
– Asset quality continues to be strong and, based on our view of credit, we believe the vast majority of the assets will accrete through interest revenue over the life of the assets
– Stress test, rating agencies and many market participants already view conduits as consolidated for purposes of capital ratio calculations

Appendix

Tangible Common Equity Reconciliation
(Dollars in millions) Actual
Adjusted for
Conduit
Consolidation
Consolidated Total Assets 142,144 $        142,144 $
Less:
Goodwill 4,493 4,493
Other intangible assets 1,809 1,809
AMLF investment securities 740 740
Excess reserves held at central banks 29,963 29,963
Adjusted assets 105,139 105,139
Plus:
Deferred tax liability 540 540
Conduit assets net of CP held -                  11,730
Total tangible assets A 105,679 $        117,409 $
Consolidated Total Common Shareholders' Equity 11,969 $          11,969 $
     Less:
Goodwill 4,493 4,493
Intangible assets 1,809 1,809
Unrealized loss on conduit assets -                  3,603
Adjusted equity 5,667 2,064
Plus deferred tax liability 540 540
Total tangible common equity B 6,207 $            2,604 $
Tangible common equity ratio B/A 5.87% 2.22%
March 31, 2009